FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Strategic priority 1

Grow the business and dividends

Our targets are to:
         1. grow risk-weighted assets ('RWA's) in line with our organic investment criteria;
         2. progressively grow dividends and introduce share buy-backs as appropriate; and
         3. reduce the effect of legacy and non-strategic activities on our profit before tax and RWAs.

Our success in meeting our targets is described on page 20.

Business model

Our business model is based on an international network connecting and serving a cohesive portfolio of markets.

Our comprehensive range of banking and related financial services is provided by operating subsidiaries and associates. Services are primarily delivered by domestic banks, typically with local deposit bases.

The UK and Hong Kong are our home markets, and a further 20 countries form our priority growth markets (see table below). These 22 markets accounted for over 90% of our profit before tax in 2013, and are the primary focus of capital deployment. Network markets are markets with strong international relevance which serve to complement our international spread, operating mainly through Commercial Banking and Global Banking and Markets. Our combination of home, priority growth and network markets covers around 85-90% of all international trade and financial flows.

The final category, small markets, includes those where our operations are of sufficient scale to operate profitably, or markets where we maintain representative offices.

Our legal entities are regulated by their local regulators and on a Group-wide basis we are regulated from the UK by the Prudential Regulation Authority ('PRA') for prudential matters (safety and soundness) and by the Financial Conduct Authority ('FCA') for conduct (consumer and market protection).

HSBC's market structure

Operating model

Our operating model is based on a matrix management structure comprising global businesses, geographical regions and global functions.

The matrix is overlaid on a legal entity structure headed by HSBC Holdings plc.

Holding company

HSBC Holdings, the holding company of the Group, is the primary source of equity capital for its subsidiaries and provides non-equity capital to them when necessary.

Under authority delegated by the Board of HSBC Holdings, the Group Management Board ('GMB') is responsible for the management and day-to-day running of the Group, within the risk appetite set by the Board. GMB works to ensure that there are sufficient cash resources to pay dividends to shareholders, interest to bondholders, expenses and taxes.

HSBC Holdings does not provide core funding to any banking subsidiary, nor is a lender of last resort and does not carry out any banking business in its own right. Subsidiaries operate as separately capitalised entities implementing the Group strategy.

Matrix management structure

The following table lists our four global businesses, six geographical regions and 11 global functions, and summarises their responsibilities under HSBC's matrix structure.

For details of our principal subsidiaries see Note 24 on the Financial Statements. A simplified Group structure chart is provided on page 570.

Matrix management structure

Global businesses

Our four global businesses are Retail Banking and Wealth Management ('RBWM'), Commercial Banking ('CMB'), Global Banking and Markets ('GB&M') and Global Private Banking ('GPB'). They are responsible for developing, implementing and managing their business propositions consistently across the Group, focusing on profitability and efficiency. They set their strategies within the parameters of the Group strategy in liaison with the geographical regions, are responsible for issuing planning guidance regarding their businesses, are accountable for their profit and loss performance, and manage their headcount.

The main business activities of our global business are summarised below, and their products and services on page 79.

Main business activities by global business and reported revenue5 in 2013

For footnotes, see page 46.

Investment criteria

Our investment criteria are governed by six filters. The first two filters - international connectivity and economic development - determine whether the business is strategically relevant. The next three filters - profitability, efficiency and liquidity - determine whether the financial position of the business is attractive. The sixth filter - the risk of financial crime - governs our activities in high risk jurisdictions, and is applied to protect us by restricting the scope of our business where appropriate.

Decisions over where to invest additional resources have three components:

- Strategic - we will only invest in businesses aligned to our strategy, mostly in our 22 home and priority growth markets and in target businesses and clients;

- Financial - the investment must be value accretive for the Group, and must meet minimum returns, revenue and cost hurdles; and

- Risk - the investment must be consistent with our risk appetite.

Using the six filters in decision-making

Financial performance

Performance reflected underlying momentum in areas of targeted investment

Reported results

	2013	2012	2011
	US$m	US$m	US$m

Net interest income ..........	35,539	37,672	40,662
Net fee income .	16,434	16,430	17,160
Other income ...	12,672	14,228	14,458

Net operating income 5......	64,645	68,330	72,280

LICs12..............	(5,849)	(8,311)	(12,127)

Net operating income.........	58,796	60,019	60,153

Total operating expenses.........	(38,556)	(42,927)	(41,545)

Operating profit............	20,240	17,092	18,608

Income from associates13.....	2,325	3,557	3,264

Profit before tax................	22,565	20,649	21,872
Underlying profit before tax (US$bn)		Profit attributable to ordinary shareholders (US$m)		Earnings per share (US$)

For footnotes, see page 46.

Reported profit before tax of US$22.6bn in 2013 was US$1.9bn or 9% higher than in 2012. This was primarily due to lower adverse fair value movements of US$4.0bn on own debt designated at fair value resulting from changes in credit spreads and decreases in both loan impairment charges and other credit risk provisions ('LICs') of US$2.5bn and operating expenses of US$4.4bn. These factors were partially offset by lower gains (net of losses) from disposals and reclassifications of US$2.2bn, compared with US$7.8bn in 2012. Gains on disposals in 2013 included the gain of US$1.1bn on sale of our operations in Panama and US$1.1bn from the reclassification of Industrial Bank Co. Limited ('Industrial Bank') as a financial investment following its issue of share capital to third parties.

The Board approved a 6% increase in the final dividend in respect of 2013 to US$0.19 per share, US$0.01 higher than the final dividend in respect of 2012. Total dividends in respect of 2013 were US$9.2bn (US$0.49 per share), US$0.9bn higher than in 2012. The core tier 1 capital ratio strengthened from 12.3% to 13.6%, and the estimated CRD IV end point basis common equity tier 1 ratio also improved from 9.5% to 10.9%. This was driven by a combination of capital generation and a reduction in risk-weighted assets from management actions. Uncertainty remains, however, around the precise amount of capital that banks will be required to hold under CRD IV as key technical standards and consultations from regulatory authorities are pending. These include the levels, timing and interaction of CRD IV capital buffers and a review of the Pillar 2 framework.

Underlying performance
For further information on non-GAAP financial measures, see page 47.

From reported results to underlying performance
To arrive at underlying performance,
- we adjust for the year-on-year effects of foreign currency translation;

- we eliminate the fair value movements on our long-term debt attributable to credit spread (own credit spread) where the net result of such movements will be zero upon maturity of the debt; and

-  we adjust for acquisitions, disposals and changes of ownership levels of subsidiaries, associates and businesses, by eliminating the gain or loss on disposal in the year incurred and removing the operating profit or loss of the acquired and disposed of businesses from all years presented.

Reconciliations of our reported results to an underlying basis are provided in the Form 20-F filed with the Securities and Exchange Commission which is available on www.hsbc.com.

On an underlying basis, profit before tax rose by 41% to US$21.6bn, primarily from higher net operating income before loan impairment charges and other credit risk provisions ('revenue'), lower LICs, notably in North America, Europe and Middle East and North Africa, and lower operating expenses, mainly from the non-recurrence of a charge in 2012 arising from US investigations and reduced charges relating to UK customer redress.

Underlying profit before tax in our global businesses rose with the exception of GPB which decreased by US$0.7bn to US$0.2bn as we continued to address legacy issues and reposition the customer base.

The following commentary is on an underlying basis.

Revenue across the Group was stable, underpinned by a resilient performance in GB&M and growth in CMB

Underlying revenue rose by US$1.7bn or 3% to US$63.3bn. This reflected a number of factors including net favourable fair value movements on non-qualifying hedges of US$0.8bn, a net gain recognised on completion of the disposal of our investment in Ping An of US$0.6bn offsetting the adverse fair value movements on the contingent forward sale contract recorded in 2012, and foreign exchange gains on sterling debt issued by HSBC Holdings of US$0.4bn.

Revenue increased in CMB following average balance sheet growth partly offset by spread compression together with higher lending fees and improved collaboration with other global businesses. In GB&M, revenue was higher, in part reflecting a resilient performance in a majority of our customer-facing businesses. These factors were partially offset by lower revenue in RBWM, primarily from the run-off of our US CML portfolio and, in GPB, from the loss on write-off of goodwill relating to our Monaco business and the repositioning of our client base.

LICs fell in the majority of our regions, notably in North America, Europe and in the Middle East and North Africa

Underlying LICs were US$1.9bn or 25% lower than in 2012, primarily in North America where the decline was, in part, due to improvements in housing market conditions, reduced lending balances from continued portfolio run-off and loan sales, and lower levels of new impaired loans and delinquency in the CML portfolio. LICs were also lower in Europe, mainly in GB&M and CMB, and in the Middle East and North Africa, which benefited from an overall improvement in the loan portfolio. By contrast, LICs were higher in Latin America, particularly in Mexico from specific impairments in CMB relating to homebuilders due to a change in the public housing policy and higher collective impairments in RBWM. In Brazil, although credit quality improved following the modification of credit strategies in previous periods to mitigate rising delinquency rates, LICs increased, reflecting impairment model changes and assumption revisions for restructured loan account portfolios in RBWM and CMB, and higher specific impairments in CMB.

Operating expenses were lower, primarily driven by the non-recurrence of certain notable items in 2012 and further sustainable cost savings

Underlying operating expenses were US$2.6bn or 6% less than in 2012, primarily due to the non-recurrence of a 2012 charge following US anti-money laundering ('AML'), Bank Secrecy Act ('BSA') and Office of Foreign Asset Control ('OFAC') investigations, lower UK customer redress charges and reduced restructuring and related costs.

Excluding these items, operating expenses were higher, mainly due to a rise in the UK bank levy, increased litigation-related expenses, notably a provision in respect of regulatory investigations in GPB, a Madoff-related charge in GB&M and investment in strategic initiatives, risk management and compliance. Higher operational costs also contributed, in part driven by general inflationary pressures and rental costs. These factors were partially offset by sustainable cost savings in the year and an accounting gain relating to changes in delivering ill-health benefits to certain employees in the UK.

The additional US$1.5bn of sustainable cost savings across all regions, took our total annualised cost savings to US$4.9bn since 2011 as we continued with our organisational effectiveness programmes during 2013. Together with business disposals, these led to a fall in the number of full-time equivalent staff ('FTE's) of more than 6,500 to 254,000.

Income from associates rose, mainly driven by strong results in mainland China

Underlying income from associates increased, primarily from Bank of Communications Co., Limited ('BoCom'), where balance sheet growth and increased fee income were partially offset by higher operating expenses and a rise in LICs.

The effective tax rate was 21.1% compared with 25.7% in 2012

The effective tax rate was lower than in 2012, reflecting non-taxable gains on profits associated with the reclassification of Industrial Bank as a financial investment and the disposal of our operations in Panama and our investment in Ping An Insurance (Group) Company of China, Ltd ('Ping An'). In addition, the 2012 tax expense included the non-tax deductible effect of fines and penalties paid as part of the settlement of the US AML, BSA and
OFAC investigations.

For more details of the Group's financial performance, see page 51.

Balance sheet strength

Total reported assets were US$2.7 trillion, 1% lower than at 31 December 2012 on both a reported and a constant currency basis. Our balance sheet remained strong with a ratio of customer advances to customer accounts of 72.9%. This is a consequence of our business model and of our conservative risk appetite, which is predominantly to fund the growth in commercial assets with growth in customer accounts.

Total assets (US$bn)	Post-tax return on average total assets (%)

Loans and advances to customers14 (US$bn)	Customer accounts14 (US$bn)	Ratio of customer advances to customer deposits (%)

For footnotes, see page 46.

Loans and advances grew by US$87.0bn and Customer accounts increased by US$148.6bn on a constant currency basis. These included a US$52.8bn increase in reverse repo agreements and a rise of US$92.3bn in repo agreements, reflecting the change in the way GB&M manages these activities (see page 68). Excluding these, loans and advances to customers grew by more than US$34.0bn in 2013, notably in term and trade-related lending to corporate and commercial customers in Hong Kong and Rest of Asia-Pacific as demand for financing continued and, to a lesser extent, commercial real estate and other property-related lending grew. Mortgage lending rose in Rest of Asia-Pacific, Hong Kong and also in the UK. This was broadly offset by the strategic reduction in the US run-off portfolio. Customer accounts increased by over US$56.0bn in 2013, driven by growth mainly in Europe, Hong Kong and Rest of Asia-Pacific reflecting customer sentiment.

For further information on the Balance Sheet, see page 65, and on the Group's liquidity and funding, see page 213.

Capital strength

Core tier 1 ratio1 (%)	Total capital ratio (%)	Common equity tier 1 ratio15 (%)

For footnotes, see page 46.
Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements, and are well placed to meet those expected in the future.

We monitor capital adequacy, inter alia, by use of capital ratios which measure capital relative to a regulatory assessment of risks taken and by the leverage ratio which measures capital relative to exposure.

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

Under the new regime, common equity tier 1 ('CET1') represents the highest form of eligible regulatory capital against which the capital strength of banks is measured. In 2013 we managed our capital position to meet an internal target ratio of 9.5-10.5% on a CET1 end point basis, changing to greater than 10% from 1 January 2014. We continue to keep this under review.

Leverage ratio

The following table presents our estimated leverage ratio in accordance with PRA instructions.
The numerator is calculated using the CRD IV end point tier 1 capital definition and the exposure measure is calculated using the December 2010 Basel III text.

Estimated leverage ratio

	At 31 December
	2013	2012
	US$bn	US$bn

Tier 1 capital under CRD IV (end point) ...........................	133	116
Exposures after regulatory adjustments ...........................	3,028	2,760
Estimated leverage ratio(end point) ...........................	4.4%	4.2%
For further details of the leverage ratio, see page 312.

The above calculation excludes those tier 1 capital instruments which will be ineligible for inclusion in regulatory capital after the Basel III transitional period has fully elapsed. If we were to calculate the leverage ratio by adding back those instruments, the effect would be to increase estimated end point tier 1 capital by US$16bn and the leverage ratio by some 50 basis points at 31 December 2013.

For further information on the Group's capital and our risk-weighted assets, see page 298.

Meeting our targets

Grow risk-weighted assets in line with our organic investment criteria

In 2013, the reduction in RWAs was mainly a result of the reclassification of Industrial Bank from an associate to a financial investment and the run-off of the US CML portfolio. We will continue to recycle RWAs from low to high performing opportunities within the Group's risk appetite in line with our organic investment criteria. Organic investment decisions are made by GMB under authority delegated by the Board.

On the basis of current assumptions regarding the regulatory and the business operating environment, discretionary RWA growth remains targeted towards Rest of Asia-Pacific, Hong Kong, Latin America and Middle East and North Africa. Discretionary RWA growth excludes the effect of legacy and run-off portfolios, transactions, associates and major regulatory changes.

Return on risk-weighted assets ('RoRWA'), as measured by pre-tax return on average risk-weighted assets, is one of the main operational measures by which we assess business performance and organic investment opportunities. RoRWA targets are set to ensure that business decisions remain aligned with our medium-to-longer term financial performance objectives.

Progressively grow dividends and introduce share buy-backs as appropriate

We remain one of the best-capitalised banks in the world, providing capacity for both organic growth and dividend return to shareholders. Over the past two years we have increased our dividend per ordinary share by 20%.

Risk-weighted assets (US$bn)	Return on risk-weighted assets (%)	Dividend payout ratio (%)

Although significant regulatory uncertainty remains, we continue to demonstrate our ability to generate capital and support a progressive dividend policy based on our three key strategic priorities of growing the business and dividends, implementing Global Standards and streamlining processes and procedures.

Our policy on share buy-backs will be strongly influenced by the emerging requirements for capital by regulators. In order to give ourselves the full range of options, we will seek to table a resolution at our 2014 Annual General Meeting for shareholders to enable share buybacks at a future date.

Uncertainty remains around the amount of capital that banks will be required to hold as key technical standards and consultations from regulatory authorities are pending. These include the levels, timing and interaction of CRD IV capital buffers and a review of the Pillar 2 framework. As more information becomes available, this will inform our capital target, planning and dividend policy.

Reduce the effect of legacy and non-strategic activities on our profit before tax and RWAs

We continue to make good progress reshaping our business, announcing 20 transactions disposing of or closing non-strategic businesses in 2013, bringing the total number since the start of 2011 to 63. These transactions have released around US$90bn in risk weighted-assets to date, with a further potential release of around US$5bn to come.

In 2013, in addition to the reclassification of Industrial Bank, we completed the sale of our Panama operations and, in the US CML portfolio, the sale of the non-real estate loan portfolio together with several tranches of real estate loans. We expect the ongoing recovery of the US housing market and increased investor appetite may provide further opportunities to accelerate the run-off of our CML portfolio in 2014, following significant RWA reductions in 2013.

We continue to actively manage down legacy RWA positions in GB&M. In 2013, increased disposals and amortisations contributed to the reduction in legacy RWA positions in GB&M.

Run-off portfolios' contribution to RWAs (US$bn)

Run-off portfolios consist of legacy credit in GB&M and the US CML and other portfolios.

Brand value

Maintenance of the HSBC brand and our overall reputation remains a priority for the Group.

We continue to use the Brand Finance valuation method as reported in The Banker magazine as our core metric. This is our third year of using this benchmark. The Brand Finance methodology provides a comprehensive measure of the strength of the brand and its impact across all business lines and customer segments. It is wholly independent and is publicly reported. Our target is a top three position in the banking peer group and we have achieved this target with an overall value of US$26.9bn (up 18% from 2013), placing us second. We are the only company to be given an AAA rating for our brand in this year's report.

Brand value (US$bn)

In addition to the Brand Finance measure, we have reviewed our performance in two other rating agency evaluations that receive substantial public coverage. In the Brand Z Most Valuable Global Brand tables published in the Financial Times in May 2013, we achieved first place in the International Banks peer grouping with a valuation of US$24bn (up 24% from 2012). The Interbrand Annual Best Global Brands report, published in September 2013, showed HSBC as the top ranked banking brand with a valuation of US$12bn (up 7% from 2012) and in second place when all financial services brands are considered.

We believe this performance is driven by an underlying strong brand equity established in recent years and a consistent and active programme of activities in support of the brand throughout 2013.

Economic contribution

By running a sustainable business, HSBC is able to make a valuable contribution to the economy by paying dividends to our shareholders; salaries to our employees; payments to suppliers; and tax revenues to governments in the countries and territories where we operate. We also finance companies so that they, in turn, can create employment.

HSBC has adopted the UK Code of Practice for the Taxation of Banks and seeks to apply the spirit as well as the letter of the law in all the territories in which we operate. In January 2013, the Global Standards Steering Meeting of the GMB agreed terms of a new Global Standard on 'tax transparency' to ensure that HSBC's banking services are not associated with any arrangements that are known or suspected to be designed to facilitate tax evasion by a customer.

This supplements anti-money laundering and 'know your customer' ('KYC') checks and is supported by an educational programme to train employees on how to identify possible tax evasion by customers and the procedures for reporting and escalating such situations.

HSBC's net tax paid

	2013	2012
	US$bn	US$bn

Tax on profits ...........	4.7	5.6
Employer taxes ...........	1.6	1.6
UK bank levy16 ...........	0.7	0.5
Irrecoverable value-added tax .....................	0.8	0.8
Other duties and levies	0.8	0.8

	8.6	9.3
For footnote, see page 46.

Distribution of economic benefits

	2013	2012	2011
	US$bn	US$bn	US$bn

Net cash tax outflow ..........	8.6	9.3	8.0
Distributions to shareholders and non-controlling interests .........................	10.2	8.7	8.3
Employee compensation and benefits ....................	19.2	20.5	21.2
General administrative expenses including premises and procurement .......................................	17.1	20.0	17.5

Pro-forma post-tax profit allocation17

	2013	2012
	%	%

Retained earnings/capital .........	53	60
Dividends ................................	35	29
Variable pay ............................	12	11

	100	100
For footnote, see page 46.

Market capitalisation and total shareholder return

		Closing market price
US$0.50 ordinary shares in issue 18,830m 2012: 18,476m 2011: 17,868m	Market capitalisation US$207bn 2012: US$194bn 2011: US$136bn	London £6.62 2012: £6.47 2011: £4.91	Hong Kong HK$84.15 2012: HK$81.30 2011: HK$59.00	American Depositary Share18 US$55.13 2012: US$53.07 2011: US$38.10
		Total shareholder return19
		Over 1 year	Over 3 years	Over 5 years

To 31 December 2013.....................................		107	118	144
Benchmarks:
- FTSE 10020 ....................................................		119	128	183
- MSCI World20 .................................................		127	141	207
- MSCI Banks20 .................................................		125	132	186
For footnotes, see page 46.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014